                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO.2)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       THE HALLWOOD GROUP INCORPORATED
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                   COMMON STOCK, $0.10 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                  406364307
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)


                              W. ALAN KAILER, ESQ.
                JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                               (214) 855-4500
--------------------------------------------------------------------------------
                      (NAME, ADDRESS AND TELEPHONE NUMBER
                        OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)


                               MARCH 13, 1997
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement.  [ ]   (A
fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)







                                        Page 1 of 5 sequentially numbered pages.

CUSIP No. 406364307
          ---------

  1 .     Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                   Alpha Trust
          --------------------------------------------------------------------------------------------

  2.      Check the Appropriate Box if a Member of a Group  (See Instructions)
          (a) [ ]                   (b)  [ ]

  3.      SEC Use Only
                       -------------------------------------------------------------------------------

  4.      Source of Funds (See instructions)            OO
                                             ---------------------------------------------------------

  5.      Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  [ ]

  6.      Citizenship or Place of Organization     Island of Jersey, Channel Islands
                                               -------------------------------------------------------

                                7.      Sole Voting Power                           457,791
                                                                         -----------------------------
   Number of Units              8.      Shared Voting Power                            0
   Beneficially Owned by                                                 -----------------------------
   Each Reporting Person        9.      Sole Dispositive Power                       457,791
   With:                                                                 -----------------------------
                               10.      Shared Dispositive Power                       0
                                                                         -----------------------------

  11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                  457,791
          --------------------------------------------------------------------------------------------

  12.     Check if the Aggregate Amount in Row 11 Excludes Certain Units (See Instructions) [ ]

  13.     Percent of Class Represented by Amount in Row 11.
                                                   29.2%
          --------------------------------------------------------------------------------------------

  14.     Type of Reporting Person (See Instructions):
                                                     OO
          --------------------------------------------------------------------------------------------

                                  Schedule 13D


         This Amendment No. 2 to Schedule 13D amends the Schedule 13D, dated August 26, 1994 (the "Schedule 13D"), as amended by Amendment Number 1 to
Schedule 13D dated November 10, 1994, filed by Alpha Trust, a trust formed under the laws of the Island of Jersey, Channel Islands (the "Trust"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used, but not defined herein, have the meanings ascribed to such terms in the Schedule 13D. "No material changes" means no material changes to the response contained in the Trust's Schedule 13D previously filed.

ITEM 1.          SECURITY AND ISSUER.

                 No material changes.

ITEM 2.          IDENTITY AND BACKGROUND.

(a)     Name:

        The person on whose behalf this statement is filed is the Alpha Trust, a trust formed under the laws of the Island of Jersey, Channel Islands (the "Trust"). The trustee of the Trust is Radcliffes Trustee Company SA (the "Trustee"). Mr. and Mrs. Anthony J. Gumbiner and their descendants, and Trafalgar foundation, an independent charity are discretionary beneficiaries of the Trust. Mr. Gumbiner is Chairman and director of The Hallwood Group Incorporated (the "Company").

        The Trustee's Board of Directors consists of Cecil Lyddon Simon, Raymond Felix, Solly Lawi, Jack Gerber, Mathias Mayor and Phillipe Veillard. The Trustee is governed by Swiss law, which does not provide for corporate officers.

        Although such directors are not reporting persons, they are persons ("Instruction C Persons") identified in Instruction C to Schedule 13D and hence provide the information required by Items 2 through 6 of this Schedule 13D. Mr. Gumbiner has the power to designate and replace the Trustee of the Trust.

(b)     Business address:

        The address of the principal office of the Trust is c/o Radcliffes Trustee Company SA, 9 Rue Charles Humbert, 1205 Geneva, Switzerland. All of the directors of the Trustee can be contacted at this address.

(c)     Principal business:

        The Trust is a trust formed to hold the shares of Common Stock to which this Schedule 13D relates and certain other assets. Cecil Lyddon Simon is President of the Trustee and a partner in the law firm of Radcliffes Crossman Black in London, England. Raymond Felix is Secretary of the Trustee and a chartered accountant with the accounting firm of Firel & Mandaco in Geneva, Switzerland. Solly Lawi is an investment adviser and director of Mirelis Investrust S.A. in Geneva, Switzerland. Jack Gerber is a senior executive and director of a number of South African and U.K. companies. Mathias Mayor is senior partner of a Geneva law firm. Phillipe Veillard is a chartered accountant with the accounting firm of Firel & Mandaco.

(d)     Criminal convictions:

        None of the persons providing information in this statement have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

(e)     Civil proceedings:

        None of the persons providing information in this statement have been subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to federal securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The acquisition of the shares was effected by contributing to The Hallwood Group Incorporated (the "Company") 131,516 shares of common stock of ShowBiz Pizza Time, Inc. ("Show Biz") held by the Trust in exchange for the issuance to the Trust of 160,625 shares of common stock of the Company.

ITEM 4.          PURPOSE OF TRANSACTIONS.

                 The Trust acquired the shares for investment. The Trust has and intends to review on a continuing basis its equity ownership in the Company and the Company's business and prospects. Whether the Trust purchases or disposes of securities in the Company will depend upon its evaluation of pertinent factors, including without limitation, the availability of shares of common stock for purchase or acquisition at particular price levels or upon particular terms; the capital needs of the Company; the business and prospects of each of the Company and the Trust; economic, stock market, and money market conditions; other business and investment opportunities available to the Trust; regulatory requirements; and other requirements of the Trust. Depending upon its assessment of these factors from time to time, the Trust may elect to acquire additional securities or to dispose of some or all of the securities in the Company held by it.

                 Except as stated above, the Trust has not formulated any plans or proposals of the type referred to in clauses (a)-(j) of
                 Item 4 of Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a) On January 3, 1997, the Board of Directors of the Company authorized the issuance of additional shares of the Company's common stock to the Alpha and Epsilon Trusts in exchange for the contribution to the Company by those trusts of shares of ShowBiz. The Board authorized the issuance of a total of 267,709 shares of common stock of the Company in exchange for the contribution by the trusts of 219,194 shares of common stock of ShowBiz, of which 131,516 shares were contributed by the Trust in exchange for 160,625 shares of the Company. For purposes of the exchange, the shares of both companies were valued at their average closing price for the month of December 1996. Upon receipt of regulatory approval, the exchange was completed on March 13, 1997.

                 As of the date of this filing, the Trust owns 457,791 shares of common stock (the "Shares"), representing approximately 29.2% of the Common Stock outstanding on March 21, 1997, as reported in the Company's Form 10-K for the year ended December 31, 1996.

         (b) The Trust has sole voting and dispositive power over the Shares.

         (c)     None

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH SECURITIES OF THE ISSUER.

                 None.

ITEM 7.          MATERIALS FILED AS EXHIBITS.

                 None.

                                   SIGNATURE

                 After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: April 8, 1997              ALPHA TRUST

                                 By:    Radcliffes Trustee Company S.A.,
                                        Trustee


                                 By:  /s/ KATHARINA HURKS  /s/ JONATHAN LOW
                                      --------------------------------------
                                 Name:    Katharina Hurks      Jonathan Low

                                 Title: Authorized Signatories for Radcliffes, Trustee Company S.A., as Trustees of the Alpha Trust